                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2000

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     FOR THE TRANSITION PERIOD FROM _________________ TO __________________


                        COMMISSION FILE NUMBER 001-14965

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW:

                    GOLDMAN SACHS EMPLOYEES' PROFIT SHARING
                             RETIREMENT INCOME PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                         THE GOLDMAN SACHS GROUP, INC.
                                 85 BROAD STREET
                               NEW YORK, NY 10004

                                  GOLDMAN SACHS
                            EMPLOYEES' PROFIT SHARING
                             RETIREMENT INCOME PLAN

                              FINANCIAL STATEMENTS

                        AS OF NOVEMBER 30, 2000 AND 1999
                       AND FOR THE FISCAL YEARS THEN ENDED

GOLDMAN SACHS
EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

TABLE OF CONTENTS





                                                                         PAGE(S)
                                                                         -------
Report of Independent Accountants                                             1

Financial Statements:
    Statements of Net Assets Available for Benefits
       as of November 30, 2000 and 1999                                       2

    Statements of Changes in Net Assets Available for Benefits
       for the fiscal years ended November 30, 2000 and 1999                  3

    Notes to Financial Statements                                          4-13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Goldman Sachs Employees' Profit Sharing Retirement Income Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Goldman Sachs Employees' Profit Sharing Retirement Income Plan (the "Plan") as of November 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP



New York, New York
May 18, 2001

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of November 30
In thousands

                                                          2000               1999
                                                       ----------        ----------

ASSETS

Interest in Goldman Sachs
  Profit Sharing Master Trust                          $2,246,896        $2,076,738
                                                       ----------        ----------

Receivables:
  Employer contributions                                   37,839            34,399
  Employees contributions                                  44,515            36,674
                                                       ----------        ----------

                                                           82,354            71,073
                                                       ----------        ----------

  NET ASSETS AVAILABLE FOR BENEFITS                    $2,329,250        $2,147,811
                                                       ==========        ==========


The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For fiscal years ended November 30
In thousands

                                                        2000                1999
                                                      ---------         ---------

ADDITIONS:
Interest in investment income of
  Goldman Sachs Profit Sharing Master Trust          $  186,979        $  312,817
                                                     ----------        ----------

Contributions:
  Employer                                               37,839            34,399
  Employees                                             108,374            88,152
                                                     ----------        ----------
                                                        146,213           122,551
                                                     ----------        ----------

  TOTAL ADDITIONS                                       333,192           435,368
                                                     ----------        ----------


DEDUCTIONS:
Benefits paid                                           107,826            48,425
Investment management fees and other expenses            43,927            37,263
                                                     ----------        ----------

  TOTAL DEDUCTIONS                                      151,753            85,688
                                                     ----------        ----------

  NET INCREASE                                          181,439           349,680


Net assets available for benefits,
  beginning of year                                   2,147,811         1,798,131
                                                     ----------        ----------

Net assets available for benefits,
  end of year                                        $2,329,250        $2,147,811
                                                     ==========        ==========


The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

NOTES TO FINANCIAL STATEMENTS




1.         PLAN DESCRIPTION

           The following description of the Goldman Sachs Employees' Profit Sharing Retirement Income Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           The Plan became effective on January 1, 1945 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

           GENERAL

           The Plan is a defined contribution plan to which The Goldman Sachs Group, Inc. (the "Firm") contributes a discretionary percentage, to be determined each year, of each participant's salary, as defined. In addition to rolling over contributions from other qualified plans, participants may elect to make additional pre-tax contributions each year based on their compensation, as defined. They may also maintain an existing voluntary after-tax account and individual retirement account under the Plan.

           Participants direct the investments of their and the employers' contributions into various investment options offered by the Plan through the Goldman Sachs Profit Sharing Master Trust (the "Trust"). Participants' directed investments are managed in mutual funds, collective trusts and managed accounts.

           During the year an amendment to the Plan offered participants the option to invest in the Company Stock Fund, which primarily invests in shares of the Firm's common stock.

           ELIGIBILITY

           Under the Plan's provisions, employees are eligible, as defined in the Plan document, to participate in the Firm's contribution generally upon completing one year of service and attaining age 21. Eligible employees can elect to make additional pre-tax contributions to the Plan as of the first day of the month after they join the firm as employees.

           BENEFITS

           Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Net earnings of each investment option are credited to participants' accounts based on their percentage holdings in each option.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

           VESTING

           Participants are fully vested in their own contributions at all times and are fully vested in the Firm's contributions after three years of service, as defined. Beginning July 7, 2000, forfeitures of terminated participants' non-vested Firm contributions are used to reduce future employer contributions. Prior to this, they were allocated to active participants' accounts. Upon regular or disability retirement, death or termination, each participant or beneficiary, with the consent of the Administrative Committee, may receive a lump-sum amount equal to the vested value of the funds allocated to the account or may receive periodic distributions from the Plan. As of November 30, 2000 and 1999 forfeited nonvested accounts totaled $1,182,824 and $225,394 respectively.

           LOANS

           In accordance with Section 72(p) of the Internal Revenue Code, a participant in the Plan is permitted to borrow up to the lesser of $50,000 or 50% of their account balance. All loans must be for a minimum of $1,000. Loans are subject to the approval of the Firm. Interest on loans is charged at the prime rate plus 1%. Loans must be repaid within five to ten years.

           TRUST AGREEMENT

           The Plan's investments are included in the Trust which is subject to a trust agreement with State Street Bank (the "Trust Agreement"). The Plan's portion of the Trust investments is specified in Note 3.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The accompanying financial statements are prepared on the accrual basis of accounting.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

           INVESTMENTS OF THE TRUST

           Mutual funds and collective trusts represent investments with various investment managers. The respective fair values are determined by reference to the funds' underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are valued at the net asset value of shares held by the Trust at year end. Units held in collective trusts are valued at the unit value as reported by the investment managers.

           Investments in managed accounts are described below:

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

           Cash and short-term investments include cash and short-term interest bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

           Common stock, preferred stock, options and futures traded on national and international securities exchanges are valued at closing prices on the last business day of the Plan year. Securities traded in the over-the-counter ("OTC") market are valued at their last sale price. In the absence of a recent sale, investments owned are valued at the bid price; investments sold but not yet purchased are valued at the ask price.

           Forward contracts are valued at estimated fair value as determined by the Plan's investment managers.

           Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the fiscal period presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

           Guaranteed investment contracts ("GICs") held by the Trust are fully-benefit responsive. All of the GICs are held within the Stable Value Fund. Each is recorded at contract value, which approximates fair value, as reported by the insurance companies. Contract value represents contributions, reinvested income, less any withdrawals plus accrued interest. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of GICs was estimated by discounting the related cash flows on current yields of similar instruments as of November 30, 2000 and 1999.

           Participant loans are valued at cost which approximates fair value.

           Purchases and sales of securities, futures and option transactions are reflected on a trade-date basis.

           Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

           Note 3 presents the net appreciation/(depreciation) in the fair value of Trust investments, which consists of realized gains or losses and unrealized appreciation/(depreciation) on those investments.

           PAYMENT OF BENEFITS

           Benefits are recorded when paid.

           RISKS AND UNCERTAINTIES

           The Plan provides for various investment options which invest in any combination of equities, fixed income securities, GICs, and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN
           in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

           OTHER

           Investment advisory expenses of the Plan are borne by the Plan participants through the Trust and are separately disclosed on the Statements of Changes in Net Assets Available for Benefits. Other administrative fees are paid by the Firm. The investment managers of the U.S. Equity Hedge Funds, Technology Hedge Fund, Multi-Market Hedge Fund, and Market Neutral Fund charge fixed asset-based management fees plus annual incentive fees of 15% to 20% of the net investment income earned, if any, by each fund.

3.         MASTER TRUST

           The Trust comprises the assets of the following plans:

           -  Goldman Sachs Employees' Profit Sharing Retirement Income Plan

           -  Goldman Sachs Money Purchase Pension Plan

           These plans comprise 100% of the investments held by the Trust as of November 30, 2000 and 1999.

           Investment assets of the Trust are allocated to the participating plans based on each plan's specific interest in the Trust. Investment income of the Trust is allocated to the Plan based upon the proportion of net assets of the Plan to the net assets of the Trust. As of November 30, 2000 and 1999 the Plan's interest in the net assets of the Trust was 89.88% and 90.19%, respectively.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

The following presents the Trust's Statements of Net Assets Available for
Benefits:

                                                      AS OF NOVEMBER 30,
In thousands                                       2000               1999
                                                 ---------         ---------

ASSETS:
Investments, at fair value
 Mutual funds                                   $  731,359        $  704,063
 Collective trusts                                 387,873           378,708
 Managed accounts:
  Cash and short term investments                  472,830           116,713
  Common and preferred stock                       737,113           813,369
  Guaranteed investment contracts                  426,168           429,468
  Derivative contracts                              49,000            12,271
 Loans to participants                              15,094            13,048
                                                 ---------         ---------
    TOTAL INVESTMENTS                            2,819,437         2,467,640

Interest and dividends receivable                    1,506             1,127
Due from brokers and other receivables              29,022            19,258
                                                 ---------         ---------

    TOTAL ASSETS                                 2,849,965         2,488,025
                                                 ---------         ---------

LIABILITIES:
Investments sold, but not yet purchased, at fair value

  Managed accounts:
   Common and preferred stock                      254,786           125,226
   Derivative contracts                             47,262             2,506
                                                 ---------         ---------
                                                   302,048           127,732

Due to brokers and other payables                   48,064            57,691
                                                 ---------         ---------

    TOTAL LIABILITIES                              350,112           185,423
                                                 ---------         ---------

Net assets available for benefits               $2,499,853        $2,302,602
                                                ==========        ==========

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

The following presents investment income for the Trust:

                                       FOR THE FISCAL YEARS ENDED
                                             NOVEMBER 30,
                                       2000             1999
                                    ---------         --------
In thousands

NET APPRECIATION/(DEPRECIATION)
IN FAIR VALUE OF INVESTMENTS:
 Mutual funds                       $ (22,245)        $  6,765
 Collective trusts                    (19,726)          56,807
 Managed accounts:
  Common and preferred stock          163,487          192,260
  Derivative contracts                  1,224            2,507
                                    ---------         --------
                                      122,740          258,339

Interest on GICs                       29,980           30,074
Interest and dividends                 56,019           62,268
                                    ---------         --------
    TOTAL                           $ 208,739         $350,681
                                    =========         ========

           Investments that represented 5% or more of net assets available for benefits as of November 30, 2000 and 1999 were the Plan's interest in the Trust.

           Trust investments in Loans and the Company Stock Fund are 100% owned by the Plan.

           Interest rates on GICs held at November 30, 2000 ranged from 5.92% to 7.80% with maturity dates ranging from July 31, 2001 to December 31, 2008. Interest rates on GICs held at November 30, 1999 ranged from 5.54% to 8.25% with maturity dates ranging from August 30, 2000 to February 28, 2005.

4.         PLAN TERMINATION

           The Firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time subject to the provisions of ERISA. In the event of discontinuance, participants will become fully vested in the Firm's contributions and the related investment income.

5.         RELATED PARTY TRANSACTIONS

           An affiliate of the Firm manages the Money Market, Short Duration Bond, Core Bond, High Yield, Global Bond, Core Large Cap Equity, Large Cap Value Equity, Large Cap Growth Equity, Mid Cap Equity, Core Small Cap Equity, Active International Equity, Real Estate Equity, and Technology Funds, each of which is an investment company registered under the Investment Company Act of 1940. No fees were paid, or are payable by the Plan through the Trust for investment management services relating to these funds for fiscal 2000 and 1999, however, investment advisory fees may be paid from the funds.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

           In addition, an affiliate of State Street Bank, the Plan's trustee, manages the S&P 500 Index, Mid Cap Equity Index, Small Cap Equity Index and International Equity Index Funds, each of which is a bank collective trust fund. Investment manager fees for fiscal 2000 and 1999 paid by the Plan through the Trust relating to these funds totaled $185,048 and $115,432, respectively. Amounts payable as of November 30, 2000 and 1999 were $55,468 and $62,799, respectively.

           The Plan, through the Trust, has invested in the Company Stock Fund, which primarily invests in shares of the Firm's common stock. As of November 30, 2000 the Plan held 82,164 shares with a fair market value of $6,747,718. The Company Stock Fund is managed by the Plan's trustee.

6.         TAX STATUS

           The Internal Revenue Service has determined and informed the Firm by a letter dated March 3, 1995 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Firm believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.



7.         RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

           The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500:

                                                                AS OF NOVEMBER 30,
In thousands                                                 2000                1999
                                                          ----------        ----------
Net assets available for benefits per the
 financial statements                                      $2,329,250        $2,147,811
Amounts allocated to withdrawing participants                   9,293            14,740
                                                           ----------        ----------

Net assets available for benefits per the Form 5500        $2,319,957        $2,133,071
                                                           ==========        ==========

           The following is a reconciliation of benefits paid to participants from the financial statements to the Form 5500:

          GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

                                                             FOR THE FISCAL YEARS ENDED
                                                                      NOVEMBER 30,
          In thousands                                          2000               1999
                                                             ---------         --------

          Benefits paid to participants per the
            financial statements                             $ 107,826         $ 48,425
          Add: Amounts allocated to withdrawing
            participants, end of year                            9,293           14,740
          Less: Amounts allocated to withdrawing
            participants, beginning of year                    (14,740)          (5,576)
                                                             ---------         --------

          Benefits paid to participants per the Form 5500    $ 102,379         $ 57,589
                                                             =========         ========

           Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to November 30, 2000 and November 30, 1999 but not yet paid as of that date.

8.         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE TRUST

           In accordance with the investment strategy of the managed accounts, the Plan's investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, and option contracts.

           Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan's exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan's investment managers generally limit the Plan's risk by holding or purchasing offsetting positions.

           As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder's option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

           The gross notional (or contractual) amounts do not accurately measure the Plan's exposure to credit risk, which results from potential counterparty nonperformance. This exposure is limited to contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

           A summary of the gross notional (or contractual) amounts of financial instruments with off-balance-sheet risk as of November 30, 2000 and November 30, 1999 are as follows:

In thousands                                           2000          1999
                                                       ----          ----

Futures and forward settlement contracts:
Commitments to purchase and sell securities         $   207        $ 27,727
Commitments to purchase and sell currencies             854          11,470
Commitments to purchase and sell commodities             --           3,007

Written option contracts:
Securities                                          $33,313        $189,788

           Market risk on purchased option contracts is limited to the market value of the purchased option; as such, purchased option contracts have no off-balance-sheet market risk. The gross notional (or contractual) amounts of purchased option contracts as of November 30, 2000 and November 30, 1999 are noted below:

In thousands                                           2000            1999
                                                       ----            ----

Purchased option contracts:
 Securities                                         $55,144        $265,972

GOLDMAN SACHS EMPLOYEES' PROFIT SHARING RETIREMENT INCOME PLAN

           Derivative financial instruments executed for risk management purposes are carried at fair value. The fair values of derivative financial instruments and the average monthly fair values of such instruments as of and for the fiscal years ended November 30, 2000 and 1999, are as follows:

                                            AS OF NOVEMBER 30, 2000                      FISCAL 2000 AVERAGE
                                            -----------------------                      -------------------
In thousands                              ASSETS           LIABILITIES                 ASSETS           LIABILITIES
                                        ----------        ------------            --------------      ------------
Forward settlement
  contracts                             $   44,431        $     44,431            $      99,143       $     77,948
Option contracts                             4,569               2,831                    2,483              1,665
                                        ----------        ------------            --------------      ------------

    Totals                              $   49,000        $     47,262            $      101,626      $     79,613
                                        ==========        ============            ==============      ============


                                           AS OF NOVEMBER 30, 1999                      FISCAL 1999 AVERAGE
                                           -----------------------                      -------------------
In thousands                             ASSETS           LIABILITIES               ASSETS             LIABILITIES
                                        --------          ------------            ---------           ------------

Forward settlement
 contracts                             $    115             $     46                $     73            $     78
Option contracts                         12,156                2,460                   8,579               1,917
                                        -------             --------                --------            --------

   Totals                              $ 12,271             $  2,506                $  8,652            $  1,995
                                       ========             ========                ========            ========

           Investments sold, but not yet purchased by the Plan as of November 30, 2000 and 1999 involve obligations to purchase securities at a future date. The Plan may incur a loss if the market value of securities subsequently increases.

           In connection with the purchasing and selling of securities, the Funds' investment managers also enter into reverse repurchase agreements, which may result in credit losses in the event that the counterparties to the transactions are unable to fulfill their contractual obligations. The Funds' exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations of the underlying collateral. The Funds' investment managers monitor the market value of the collateral as compared to the related receivable, including accrued interest, and request additional collateral when deemed appropriate.

           The Funds' investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 GOLDMAN SACHS EMPLOYEES' PROFIT SHARING
                                 RETIREMENT INCOME PLAN


                                  By:  /s/ Robert D. Gottlieb
                                     ----------------------------------
                                  Name:     Robert D. Gottlieb
                                  Title:    Member of the
                                            Administrative Committee


           Date: May 23, 2001

                                INDEX TO EXHIBITS

Exhibit No.          Description
-----------          -----------

23                   Consent of PricewaterhouseCoopers LLP,
                     Independent Accountants.